As filed with the Securities and Exchange Commission on October 1, 2003.
Registration No. 333-100317.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

PRE-EFFECTIVE AMENDMENT NO. 4

TO
FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SUMMIT SECURITIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Idaho	601 West First Avenue	82-0438135
(State or other jurisdiction of incorporation or organization)	Spokane, Washington 99201-5015 (509) 838-3111	(I.R.S. Employer Identification No.)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tom Turner, President

Summit Securities, Inc.
601 West First Avenue
Spokane, Washington 99201-5015
(509) 838-3111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert J. Ahrenholz, Esq.

Michael J. Zieg, Esq.
Kutak Rock LLP
1801 California Street, Suite 3100
Denver, Colorado 80202
(303) 297-2400

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.     ☒

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.     ☒

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

This Prospectus and the information contained herein are subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to completion, dated October 1, 2003

PROSPECTUS

Up to 2,000,000 Shares of Variable Rate Cumulative Preferred Stock, Series S-3

We are offering variable rate cumulative preferred stock with the following terms:

•	The preferred stock is subordinate to all of our debt, including our notes and investment certificates.

•	We expect preferred stock dividends to be declared monthly. The dividends will be cumulative. The dividend rate will be adjusted each month according to a variable rate formula. The annual dividend rate will be equal to the sum of (1) the highest of the three-month U.S. Treasury Bill Rate, the ten-year constant maturity rate or the twenty-year constant maturity rate, each as described in this prospectus, plus (2) 0.50%. In addition to the annual dividend rate described above, our board of directors has authorized a dividend of an additional . % annually on the preferred stock. This additional amount may be increased, reduced or eliminated at any time. In all cases, the annual dividend rate, after applying any additional rate authorized by our board of directors, will never be less than 6% nor more than 14%.

•	The preferred stock has a liquidation preference of $25 per share.

•	We may redeem the preferred stock, in whole or in part, at any time at a price of $25 per share plus the amount of any declared but unpaid dividends.

	Per Preferred Share	Total

Public Offering Price(1)	$25.00	$50,000,000
Maximum sales commission	$1.50	$3,000,000
Minimum proceeds to Summit (before expenses)(2)	$23.50	$47,000,000

(1)	In some cases, we may negotiate a pricing discount and sell you shares at a price less than $25.00 per share. In this case, we will furnish you a pricing supplement that discloses your actual purchase price per share.

(2)	Assumes the maximum sales commission of 6%.

This investment involves a significant degree of risk. In addition to the following factors, you should consider carefully the risk factors beginning on page 12 in this prospectus.

•	Proceeds of this offering may be used to pay principal and interest on our outstanding debt securities or to pay preferred stock dividends.

•	Although the preferred stock is listed on the American Stock Exchange under the symbol “SGM.pr,” an active trading market for the preferred stock has not developed and one may not develop in the future.

•	The preferred stock shares are not deposits or savings accounts and are not insured by the FDIC or any government agency.

•	We are offering the preferred stock on a continuous, best efforts basis, which means that Metropolitan Investment Securities, Inc. is not required to sell any specific dollar amount of preferred stock, but will use its best efforts to sell the preferred stock, and there is no minimum amount of preferred stock that must be sold before we use the proceeds or terminate the offering.

•	We will not sell any preferred stock under this prospectus after October 31, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

      In February of 2002, we registered for sale up to $50,000,000 of the preferred stock, but determined after the effective date of that registration statement not to sell any shares. This offering includes all $50,000,000 of preferred stock registered for the prior offering and no additional shares.

      After completion of this offering, our affiliates may act as market makers for the preferred stock, but they are not required to do so. If our affiliates do make a market, they may stop making a market in the preferred stock at any time. This prospectus may be used by our affiliates in connection with offers and sales of the preferred stock in market-making transactions.

METROPOLITAN INVESTMENT SECURITIES, INC.

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF SECURITIES
MATERIAL FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
SIGNATURES

PROSPECTUS SUMMARY	3
RISK FACTORS	12
FORWARD LOOKING STATEMENTS	17
USE OF PROCEEDS	18
DESCRIPTION OF SECURITIES	18
MATERIAL FEDERAL INCOME TAX CONSEQUENCES	24
PLAN OF DISTRIBUTION	25
LEGAL MATTERS	27
EXPERTS	27
AVAILABLE INFORMATION	27
INCORPORATION OF DOCUMENTS BY REFERENCE	28

      You should only rely on the information contained in this prospectus. We have not, and the sales agents have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

      This summary highlights some of the information contained in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in the preferred stock. You should read both this prospectus and the attached Annual Report on Form 10-K of Summit Securities, Inc. for the fiscal year ended September 30, 2002 carefully before you make your investment decision.

The Summit Consolidated Group of Companies

General

      Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. Our principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Our mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and our telephone number is (509) 838-3111. The terms “Summit,” “we” and “our” refer collectively to Summit Securities, Inc. and our subsidiaries.

History

      We were founded in 1990, as a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., or “Metropolitan.” We were later acquired by National Summit Corp. on September 9, 1994. In 1995, we acquired a broker/ dealer, Metropolitan Investment Securities, Inc. (“MIS”) from Metropolitan, and created a subsidiary holding company, Summit Group Holding Company. Summit Group Holding Company then acquired Old Standard Life Insurance Company from Metropolitan. Also in 1995, Old Standard acquired another insurance company, Arizona Life Insurance Company, which subsequently changed its name to Old West Annuity & Life Insurance Company. We also own a property development company, Summit Property Development, Inc. The charts beginning on the next page depict the relationship of some of the significant companies in the Summit consolidated group, as well as some affiliated companies that are not subsidiaries of Summit.

      Even though our parent company changed from Metropolitan to National, we continue to be controlled by C. Paul Sandifur, Jr., who is both the owner of National and the Chief Executive Officer, President and controlling shareholder of Metropolitan. As a result of Mr. Sandifur’s control, we have several affiliates that are subsidiaries of Metropolitan, including Metwest Mortgage Services, Inc. and Western United Life Assurance Company, which we refer to as Metwest and Western Life, respectively. Collectively, Metropolitan, Metwest and Western Life are referred to as “affiliated companies.”

Business

      We are engaged in a nationwide business of originating, acquiring, holding and selling receivables. These receivables include small to mid-sized commercial real estate loans and real estate contracts and promissory notes that are secured by first position liens on residential real estate. We also invest in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes and other investments. Currently, we are focusing our receivable investing activities on loans collateralized by commercial real estate. The commercial loans originated by us are typically collateralized by various commercial real estate properties, including multi-family properties. In addition to receivables, we invest in other assets, including U.S. Treasury obligations, corporate bonds and other securities.

      Our funds to invest in these receivables comes from several sources. We use funds generated from the issuance of annuity products, the issuance of debt and equity securities and a secured line of credit.

      The following table summarizes our funding source activity for the years ended September 30, 2002, 2001 and 2000:

	For the year ended September 30,

	2002		2001		2000

	(in millions)
Issuance of annuity products, net of withdrawals and reinsurance	$107.2	69.6%	$36.8	64.7%	$24.7	58.7%
Issuance of debt securities, net of maturities	19.6	12.7	23.1	40.5	(2.4)	(5.8)
Issuance of equity securities, net of redemptions	(0.2)	(0.1)	4.0	7.1	12.7	30.4
Net increase (decrease) in secured line of credit	27.5	17.8	(7.0)	(12.3)	7.0	16.7

	$154.1	100.0%	$56.9	100.0%	$42.0	100.0%

Conflicts of Interests

      We both provide services to and receive services from the Metropolitan group of companies, and engage in business transactions with those companies. As a result of these relationships, conflicts of interests may arise between us and the Metropolitan group, including conflicts relating to the allocation of investments and other business opportunities among the affiliated companies. When allocating investment opportunities among us and our affiliates, Metropolitan considers several factors including each company’s availability of cash, regulatory constraints related to the particular investment, the size of the investment relative to each company’s asset size and other diversification and asset/ liability management issues. Although Metropolitan attempts to maximize the profitability of each company, the actual allocation of investments may at times be subject to Metropolitan’s discretion and the actual allocation may not prove to be in our best interests.

      Because Tom Turner, our President, is employed by Metropolitan, he could have conflicts of interests in managing our operations. However, he is aware of his duties under Idaho law to act in good faith and in a manner he believes is in our best interests. Our officers do not directly participate in deciding to allocate particular investments among the affiliated companies. Rather, we use an intercompany agreement with Metropolitan that specifies investment guidelines and yield requirements that must be met before a receivable can be allocated to us. Substantially all investments of the Summit consolidated group are made through Old Standard and Old West. The investment committees of Old Standard and Old West, which include executive officers of the Summit group and a representative of Metropolitan, review all investments placed in those subsidiaries by Metropolitan on a quarterly basis to determine whether the investments comply with their respective investment guidelines. We can reject any investment allocated to us by Metropolitan if it does not meet our investment guidelines.

      We use the above inter-company agreements in order to mitigate conflicts involved with our business relationships and transactions with our affiliates. Although we attempt to conduct these relationships and transactions on a basis that is fair to each company, we do not have a truly independent body review each of these relationships and transactions. Therefore, to the extent that there are conflicts of interests associated with the structure of our operations and our transactions with our affiliates, these conflicts may not be resolved in your best interests.

      The following table quantifies the amount and percentage of our total revenues and expense that were received from and paid to the Metropolitan group and its subsidiaries for the fiscal years ended September 30, 2002, 2001 and 2000:

		Received from and
	Summit	paid to the	Percentage of
	Consolidated	Metropolitan Group	Consolidated

	(in millions)
For the year ended September 30, 2002
Total Revenues	$72.8	$10.0	13.8%
Total Expenses	$66.4	$11.6	17.5%
For the year ended September 30, 2001
Total Revenues	$48.2	$4.4	9.1%
Total Expenses	$53.3	$6.9	13.0%
For the year ended September 30, 2000
Total Revenues	$49.6	$8.4	16.9%
Total Expenses	$44.0	$2.7	6.2%

Organizational Chart

      Summit Securities, Inc. The consolidated group consists of Summit Securities, Inc. and all of its subsidiaries. The chart below lists the principal operating subsidiaries of the consolidated group.

      National Summit Corp.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. National Summit is wholly owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

      Summit Securities, Inc.: We invest in cash flowing assets, consisting of obligations secured by real estate, structure settlements, annuities, lottery prizes and other investments. We refer to these investments as receivables. Our receivable investments are principally funded by proceeds paid on other receivable investments, other investments and securities offerings.

      Metropolitan Investment Securities, Inc., (“MIS”): Broker-dealer that is in the business of marketing securities that are offered by Metropolitan and us. MIS also markets mutual funds and general securities of unaffiliated parties. MIS is the sales agent for this offering.

      Summit Property Development, Inc.: Provides real estate development services to others, principally to Metropolitan and its subsidiaries.

      Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

      Old Standard Life Insurance Company: Engaged primarily in the sale of annuity contracts and origination of commercial loans for the consolidated group and its affiliates. Old Standard is licensed to sell insurance products in eight states, but its sales are primarily concentrated in the states of Idaho and Oregon.

      Old West Annuity & Life Insurance Company: Engaged primarily in the sale of annuity contracts. Old West is licensed to sell insurance products in seven states, but its sales are primarily concentrated in the states of Arizona, California, Idaho, Utah and Texas.

      Metropolitan Mortgage & Securities Co., Inc. We were formerly a wholly owned subsidiary of Metropolitan and remain affiliated with Metropolitan through our common ownership by C. Paul Sandifur, Jr. The chart below lists Metropolitan’s principal operating subsidiaries and their ownership.

      Metropolitan Mortgage & Securities Co., Inc.: Metropolitan is beneficially owned by C. Paul Sandifur, Jr. which makes Metropolitan one of our affiliates. Mr. Sandifur directly owns approximately 74% of Metropolitan’s common stock. The remainder of Metropolitan’s common stock is held by a trust in which Mr. Sandifur is a beneficiary and holds the power to vote the shares. Metropolitan invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments and securities offerings.

      Consumers Group Holding Co., Inc.: A holding company with its sole business activity currently being a shareholder of Consumers Insurance Company.

      Consumers Insurance Company: Inactive property and casualty insurer.

      Western United Holding Company: Western Holding is a holding company with its primary business activity currently being a shareholder of Western Life.

      Western United Life Assurance Company: Western Life is the only operating subsidiary of Western Holding and Metropolitan’s largest active subsidiary. Western Life is engaged primarily in the sale of annuity contracts and investing in receivables and other investments. Western Life is licensed to sell insurance in 16 states, but its sales are primarily concentrated in the western half of the United States.

      Metwest Mortgage Services, Inc.: Metwest primarily performs collection and servicing functions for us, Metropolitan and others. Metwest is a Federal Housing Administration and U.S. Department of Housing and Urban Development licensed servicer and lender and is licensed as a Federal National Mortgage Association seller/ servicer.

Summary of the Preferred Stock Offering

Preferred stock offering	We are offering up to 2,000,000 shares of variable rate cumulative preferred stock, Series S-3 at $25 per share. In some cases, we may negotiate a pricing discount and sell you shares at a price less than $25.00 per share. In this case, we will furnish you a pricing supplement that discloses your actual purchase price per share. The liquidation preference of your shares will remain $25.00 per share and the dividend rate on your shares will be calculated against a value of $25.00 per share, the same as is described elsewhere in this prospectus. For these sales, we do not expect the net proceeds to us to be materially different than those described in the prospectus. There is no minimum amount of preferred stock that must be sold before we use the proceeds or terminate the offering.

In February of 2002, we registered for sale up to $50,000,000 of the preferred stock, but determined after the effective date of that registration statement not to sell any shares. This offering includes all $50,000,000 of preferred stock registered for the prior offering and no additional shares.

Purchase is subject to redemption	Your purchase of preferred stock is subject to approval by the American Stock Exchange. Because the preferred stock is listed for trading on AMEX, we are required to get AMEX’s approval to list additional shares on the exchange. Therefore, we will periodically submit information as to the holders of our preferred stock to AMEX to have additional shares approved for listing. AMEX may determine not to list shares if they are held in significant concentrations by persons who AMEX determines not to be in the best interests of the exchange, and may therefore reject a purchase of our shares by a particular individual. If the AMEX rejects your purchase, we will redeem your shares at

$25 per share, plus the amount of declared but unpaid dividends to the date of redemption.

Ranking	The Series S-3 preferred stock ranks equally with our outstanding preferred stock, Series S-1, S-2, S-3 and S-RP, as to dividends and liquidation preferences and senior to our Series R and Series T preferred stock and our common stock. All of our preferred stock ranks junior to all of our outstanding debts, including our outstanding notes and investment certificates and the debts and obligations of our subsidiaries.

Dividends	We will pay dividends on the preferred stock on a cumulative basis from the date the shares are issued. The dividend rate will be adjusted monthly. When we pay dividends, they will be paid monthly based on the annual dividend rates described in “DESCRIPTION OF SECURITIES— Dividends.”

Liquidation Rights	If we liquidate, you will have a right to receive a liquidation preference of $25 per share, plus declared and unpaid dividends. Your liquidation rights will be paid only after all of our debts, including our outstanding investment certificates and notes, are paid. Your liquidation rights will be paid before any liquidating distributions are paid to our common stockholders.

Redemption upon request of holder	We may consider a written shareholder request you make to have your shares redeemed. We will generally not consider a request to redeem shares unless they have been listed for sale on MIS’s trading list for at least 60 days. We are under no obligation to redeem your shares of preferred stock. Our decision whether or not to redeem your shares will depend, in part, on our financial condition and our liquidity position at the time. Any shares that we do redeem at the request of a shareholder will be redeemed at a price per share that is determined by our board of directors in its discretion, and will include any declared but unpaid dividends. This price may be less than your original $25 per share purchase price.

Redemption on call by Summit	We can redeem any or all shares of the preferred stock if we provide you with notice at least 30 but not more than 60 days prior to redemption by mail. If we decide to redeem your shares, you will be paid $25 per share plus the amount of any declared but unpaid dividends as of the date fixed for redemption.

Listing	The preferred stock is listed for trading on the American Stock Exchange under the symbol “SGM.pr.”

Market-making	After completion of this offering, our affiliates may act as market makers for the preferred stock, but they are not required to do so. If our affiliates do make a market, they may stop making a market in the preferred stock at any time. This prospectus may be used by our affiliates in connection with offers and sales of the preferred stock in market-making transactions.

Voting Rights	Your voting rights will be limited to the following:

• in order to make amendments to our articles of incorporation that adversely affect your rights as a preferred shareholder, we are required to get approval of 66 and 2/3% of the outstanding preferred shares entitled to vote;

• you will have voting rights if the dividends payable to you on your preferred stock remain unpaid for a period of time that equals twenty-four monthly dividends; and

• you will be entitled to vote to approve the creation of a new series of preferred stock by Summit if the new series ranks equally with or senior to the Series S-3 shares.

Federal income tax considerations	If we earn a profit on a tax accounting basis during any future year, any earnings or profits that we distribute to you will be taxable. If we incur a loss on a tax accounting basis, the dividends will be a return of capital and not taxed, but will reduce your basis in your shares. We cannot predict whether we will have future dividends, or whether those dividends will be taxable to you. You are encouraged to consult your own tax advisors about whether the dividends you will receive will be taxable income.

Use of proceeds	We will use the proceeds from the sales of the preferred stock primarily to invest in receivables. We may also use the proceeds to pay principal and/or interest on previously issued debt securities or debt securities we issue in the future, to pay preferred stock dividends and for general corporate purposes. Therefore, it is possible that we may use the proceeds from this offering to pay our current obligations rather than to make new investments. We have not allocated any specific amounts among the different uses of proceeds.

Plan of distribution	We are offering the preferred stock on a continuous best efforts basis. Preferred stock will be sold for $25 per share. There is no minimum amount of preferred stock that must be sold before we use the proceeds or terminate the offering.

Other offerings	We currently have an ongoing offering of up to $50,000,000 of our investment certificates, which are debt securities. The investment certificates rank senior to the preferred stock. In addition, if we sell all or a significant amount of the investment certificates, we will be required to make interest payments on those securities which will increase our fixed cash obligations.

Risk factors	Purchasing the preferred stock involves risks. You should review the risks described in this prospectus and those described in the attached Annual Report on Form 10-K of Summit before you invest in the preferred stock. See “RISK FACTORS” for a discussion of the risks associated with investing in the preferred stock.

Capitalization

      The following table shows the capitalization of the consolidated group at June 30, 2003:

Amount
Class	Outstanding

Debt Payable:
Real estate contracts and mortgage notes payable 5.25% to 8.0%, due 2003 to 2010, collateralized by senior liens on certain of the Consolidated Group’s real estate contracts, mortgage notes receivable and real estate held for sale	$125,804
Note payable to Federal Home Loan Bank of Seattle (FHLB), interest rates 1.42% to 4.29% with maturity dates ranging from November 2003 to September 2009, collateralized by $18.5 million of various pledged securities	17,500,000
Note payable to Metropolitan Mortgage & Securities Co., Inc. an affiliate, interest at 9.38% per annum, due in annual installments through September 30, 2012, collateralized by other receivable investments	12,791,207
Advances under unsecured line of credit with Metropolitan Mortgage & Securities Co., Inc., an affiliate, interest at 11.5% per annum	13,700,000
Advances under secured line of credit with Metropolitan Mortgage & Securities Co., Inc., an affiliate, interest at 7.82% per annum, secured by $4.1 million of various real estate receivables and securities investments	1,000,000
Accrued interest payable	242,505

Total Debt Payable	45,359,516

Debt Securities:
Debt Securities, maturing 2003 to 2012, at 5.25% to 9.5%	110,133,767
Compound and accrued interest	11,953,511

Total Debt Securities	122,087,278

Stockholders’ Equity:
Preferred Stock 10,000,000 shares authorized:
Series S, R and T, $10 par, 80,057 shares issued and outstanding (liquidation preference $8,005,723)	800,572
Series S-3, $2.50 par, 858,121 shares issued and outstanding (liquidation preference $21,453,039)	2,145,304
Common Stock, $10 par: 2,000,000 shares authorized; 10,000 shares issued and outstanding	100,000
Additional paid-in capital	22,889,950
Retained earnings (deficit)	(1,960,331)
Accumulated other comprehensive income	1,326,041

Total Stockholders’ Equity	25,301,536

Total Capitalization	$192,748,330

Summary Consolidated Financial Data

      The summary consolidated financial data shown below as of September 30, 2002 and 2001 and for the years ended September 30, 2002, 2001 and 2000, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the audited consolidated financial statements, related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations appearing in Summit’s Form 10-K for the year ended September 30, 2002, which is incorporated in this prospectus by reference and attached to this prospectus. The summary consolidated financial data shown below as of September 30, 2000, 1999 and 1998 and for the years ended September 30, 1999 and 1998, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from audited consolidated financial statements not included in or attached to this prospectus. The summary unaudited consolidated financial data shown below as of and for the nine month periods ended June 30, 2003 and 2002, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from Summit’s Form 10-Q for the quarter ended June 30, 2003, which is incorporated by reference and attached to this prospectus. The audited and unaudited financial statements include all adjustments consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. The historical annual results and results for the year ended September 30, 2002 and the nine months ended June 30, 2003 are not necessarily indicative of the results that may be expected for future results.

	Nine Months Ended
	June 30,		Year Ended September 30,

	2003	2002	2002	2001	2000	1999	1998

	(unaudited)	(unaudited)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Revenues	$63,478,558	$49,494,271	$72,805,810	$48,208,501	$49,577,780	$36,368,936	$29,965,547

Net income (loss)	$(3,166,170)	$3,081,568	$4,397,287	$(2,490,714)	$4,082,239	$2,814,828	$2,524,027
Preferred stock dividends	(1,805,812)	(2,033,809)	(2,687,418)	(2,549,849)	(2,025,155)	(838,356)	(498,533)
Income (loss) applicable to common stockholders	$(4,971,982)	$1,047,759	$1,709,869	$(5,040,563)	$2,057,084	$1,976,472	$2,025,494

Ratio of earnings to fixed charges and preferred stock dividends	(1)	1.06	1.07	(1)	1.13	1.13	1.20
PER COMMON SHARE DATA:
Cash dividends per common share	$0	$0	$164	$105	$100	$0	$100

CONSOLIDATED BALANCE SHEETS DATA:
Due from/(to) affiliated companies, net	$(11,319,453)	$(6,576,118)	$(8,487,140)	$(3,309,996)	$366,940	$(151,077)	$10,985,805
Total assets	$706,517,632	$552,521,755	$622,439,766	$436,208,853	$359,325,586	$295,115,959	$206,594,234
Debt securities and other debt payable	$167,446,794	$125,040,783	$154,566,216	$104,163,412	$88,641,357	$72,086,696	$56,078,514
Stockholders’ equity	$25,301,536	$32,872,859	$35,516,409	$31,687,362	$29,829,414	$19,104,955	$10,684,064

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $6.7 million for the nine months ended June 30, 2003 and approximately $7.6 million for the year ended September 30, 2001, respectively.

RISK FACTORS

      An investment in our preferred stock involves a significant degree of risk. When deciding whether or not to purchase the preferred stock, you should carefully consider the following risks associated with an investment in the preferred stock and our company:

Risks Associated With an Investment in the Preferred Stock

          The dividend rate on the preferred stock can be reduced by our board of directors at any time, which could cause you to receive lower dividends than those described in this prospectus.

      In addition to the base dividend rate described in this prospectus, our board of directors has authorized an additional annual dividend of      .     % on the Series S-3 preferred stock. Our board of directors can increase, reduce or eliminate this additional dividend rate at any time in their sole discretion. If our board of directors reduces or eliminates the additional dividend, you could receive dividends that are lower than the initial total dividends described in this prospectus.

          We may use the proceeds of this offering to pay principal and interest on previously issued debt securities or debt securities issued in the future as well as to pay preferred stock dividends.

      We intend to use the proceeds from the sales of this offering primarily to invest in receivables. We may also use the proceeds to pay principal and/or interest on previously issued debt securities or debt securities we issue in the future, to pay preferred stock dividends and for general corporate purposes. Our business plan relies on our ability to sell investment certificates to re-finance our debts as they mature. We have no plans and do not expect to have our cash flows from after tax earnings be sufficient to fully cover maturing debt obligations in the foreseeable future. To the extent we are unable to sell a sufficient amount of investment certificates to re-finance maturing debt, we may use a portion of the proceeds of this offering to pay that debt as it matures. Therefore, it is possible that we may use the proceeds from this offering to pay our current obligations rather than to make new investments.

          We are unable to predict whether or not dividends on the preferred stock will be taxable to you.

      Dividends paid to the holders of preferred stock may or may not be taxable depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Summit as calculated for federal income tax purposes. To the extent, if any, that dividends paid by Summit to the holders of preferred stock exceed current and accumulated earnings and profits of Summit, these dividends will be treated first as a tax-free return of capital reducing your basis in the preferred stock, but not below zero, and, thereafter, as capital gains, or ordinary gains if the preferred stock is not held by you as a capital asset. Because we are unable to predict our future accumulated earnings and profits, we are unable to predict the tax consequences of the future dividends you receive on the preferred stock.

          We can issue more company securities which could adversely affect your liquidation rights.

      The Statement of Rights, Designations and Preferences of Variable Rate Cumulative Preferred Stock Series S-3 defines your rights in the preferred stock. This statement does not restrict our ability to issue additional debt, preferred stock or other equity securities in our company, including debt securities that may be senior in right of payment to the preferred stock. If we issue additional securities senior or equal to the Series S-3 preferred stock and subsequently become insolvent, you may not receive the full amounts owed to you on the preferred stock.

          Your liquidation rights will be junior to our current and future debts.

      If we liquidate, we must pay all of our outstanding debt before we can make any distribution dividends to you. We currently have an ongoing offering of up to $50,000,000 of debt securities that will rank senior to the preferred stock in liquidation. If we sell all of these debt securities, our estimated annual interest payment obligations on those securities will be approximately $3.6 million per year, assuming an average interest rate of 7.25% on those debt securities. We do not have any restrictions on our ability to issue debt securities in addition to our current debt offering. In addition, if we liquidate and there is not enough money to distribute to all Series S preferred shareholders for their entire respective liquidation rights, you will share the shortfall with the other Series S preferred shareholders in proportion to your respective liquidation rights.

          Because the preferred stock is structurally subordinated to the obligations of our subsidiaries, you may not be fully repaid if we become insolvent.

      Creditors of any of our subsidiaries, including trade creditors, have and will have claims relating to the assets of those subsidiaries that are senior to our preferred stock and our outstanding debt securities. As a result, our preferred stock and all of our debts are structurally subordinated to the debts and other obligations of our subsidiaries. At June 30, 2003, approximately 88% of our assets were held by our insurance company subsidiaries. We do not have any agreements that prevent our subsidiaries from incurring debt or other obligations in the future. As a holder of our preferred stock, you do not have a claim to the assets of any of our subsidiaries. If we become insolvent, our preferred stock holders may not have access to the assets of our subsidiaries, which could cause you to receive less than the full amounts owed to you on the preferred stock.

          Listing on the American Stock Exchange does not guarantee a market for the preferred stock.

      Although the preferred stock is listed on the American Stock Exchange, there has been no trading activity to date. An active trading market may not develop, and if developed, may not be sustained or provide you a means to sell your shares. In addition, the market price of the preferred stock could decline below the public offering price. Prices for the preferred stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors’ perception of us and general economic, industry and market conditions. After completion of this offering, our affiliates may act as market makers for the preferred stock, but they are not required to do so. If our affiliates do make a market, they may stop making a market in the preferred stock at any time.

          The preferred stock shares are not insured against the risk of loss by the FDIC or any government agency.

      The preferred stock shares are not deposits or savings accounts and are not insured by the FDIC or any government agency, and are not guaranteed by any of our affiliates or any other entity. You should look only to the creditworthiness of our company in deciding whether or not to purchase the preferred stock. If we default on our obligation to pay dividends to you, there is no other entity that is responsible for paying you the amounts we owe you on your preferred stock.

          The preferred stock has limitations on redemption and restrictions on dividends.

      If we have not paid cumulative dividends to all preferred shareholders, we can not purchase or offer to exchange your shares unless we make the same offer to all preferred shareholders. We will not pay dividends to you unless the cumulative dividends have been made to all other holders of preferred stock ranking equally with or senior to the Series S-3 shares. We do not currently have any shares of preferred stock that rank senior to the Series S-3 shares.

          You will have very few voting rights.

      You will have very few voting rights as an owner of preferred stock. The only class of our stock carrying full voting rights is our common stock. In order to make amendments to our articles of incorporation that adversely affect your rights as a preferred shareholder, we are required to get approval of 66 and  2/3% of the outstanding preferred shares entitled to vote. You will also have voting rights if the dividends payable to you on your preferred stock remain unpaid for a period of time that equals twenty-

four monthly dividends, and you will be entitled to vote to approve the creation of a new series of preferred stock by Summit if the new series ranks equally with or senior to the Series S-3 shares.

          We can redeem or call the preferred stock in our discretion.

      We have the option of calling or redeeming your shares at any time for $25 per share plus any declared and unpaid dividends.

Risks Associated With Our Business

          We may be unable to meet our financial obligations as they become due.

      We generate cash flow primarily from earnings and payments received on receivables, other investments and the sale of debt and equity securities. Cash flows from our existing assets and sales of debt and equity securities has been adequate during the past five years to satisfy our obligations for payment of maturing investment certificates and to pay preferred stock dividends. Without the sales of investment certificates, we would have been unable to meet our obligations of maturing investment certificates by approximately $10.5 million, $19.9 million and $11.6 million during the fiscal years ended September 30, 2002, 2001 and 2000, respectively. If we are unable to successfully sell additional investment certificates and preferred stock or borrow funds from other sources, we may not be able to meet our obligations when due.

          If insurance subsidiary earnings are not available for dividends and fees, we may not be able to meet our obligations when due.

      At June 30, 2003, approximately 88% of our assets were held by our insurance subsidiaries. Regulations in the States of Idaho and Arizona define the ability of our insurance subsidiaries to pay dividends. These regulations restrict the payment of cash dividends to the insurance company’s portion of available surplus funds derived from any realized net profits as computed in accordance with statutory accounting principles. Furthermore, the payment of extraordinary dividends, as statutorily defined, is subject to prior notice to, and a review and approval by, the Idaho and Arizona State Insurance Commissioners. At June 30, 2003, our insurance subsidiaries were restricted from paying dividends due to a lack of surplus funds. These restrictions could have an adverse effect on our ability to meet our obligations when due.

          Insufficient Risk-Based Capital of our subsidiary insurance companies may adversely affect our operations.

      The States of Idaho and Arizona’s Risk-Based Capital Model law requires an insurance company to maintain specified amounts of capital and surplus based on complex calculations of risk factors that encompass the invested assets and business activities of the insurance company. If our insurance company subsidiaries are unable to maintain adequate capital, they may be prevented from making further investments in higher risk-adjusted assets like commercial loans, real estate and equity investments. Compliance with the Risk-Based Capital Model Law requirements is tested annually at calendar year-end. At the last annual review at their statutory reporting period ended December 31, 2002, our insurance subsidiaries’ capital and surplus levels exceeded the calculated specified requirements. Historically, our insurance subsidiaries have maintained adequate levels of capital through the sale of common stock to Summit. To the extent that we do not maintain adequate levels of liquidity permitting us to make additional capital investments in our insurance subsidiaries, our insurance subsidiaries’ ability to maintain specified amounts of capital could be adversely affected.

          Our current focus of resources being allocated to originating commercial loans could lead to losses.

      We focus our loan originations on commercial loans. Commercial loans accounted for approximately $134 million, or 89%, and $84.1 million, or 86%, of the real estate receivables purchased or originated by us in the fiscal years ended September 30, 2002 and 2001, respectively. Commercial loans accounted for approximately $116.5 million, or 84%, of the real estate receivables purchased or originated by us in the nine months ended June 30, 2003. We expect the percentage of our receivables that are commercial loans to increase in the near future, but cannot predict whether we will have the ability or the desire to originate commercial loans in the future, whether those loans will achieve desirable yields or whether we will be able to accurately predict commercial loan default rates. This potential decrease in the diversification of our receivables could lead to losses if our commercial loan business in not profitable.

          Increased delinquency rates on commercial loans could lead to higher than anticipated receivable losses.

      Our commercial loans have a higher rate of default than some of our other types of receivables. The principal amount of our commercial loans, as a percentage of total outstanding commercial loans, that was in default for more than 90 days as of June 30, 2003 and September 30, 2002, 2001 and 2000 was 26.50%, 30.75%, 17.12% and 7.34%, respectively. As of these respective dates, the receivables that were in default for more than 90 days were either in bankruptcy or foreclosure proceedings. Although we do not anticipate a material increase in the percentage of our commercial loans that are in default for more than 90 days, if defaults increase or if losses associated with the increased delinquency rates are higher than we anticipate, our business could be harmed.

          Foreclosure on mortgages could delay or reduce payments on receivables, adversely affecting our liquidity and profitability.

      Foreclosure and other similar proceedings used to enforce the payment of mortgage loans are generally subject to principles of equity, which are designed to relieve the indebted party from the legal effect of that party’s default. Statutes may limit our right to obtain a deficiency judgment against the defaulting party after a foreclosure or sale. The amount of commercial loans on which foreclosure actions were proceeding as of June 30, 2003, September 30, 2002, 2001 and 2000 was approximately $54.7 million, $46.2 million, $22.3 million and $8.0 million, respectively. The application of any of these equity principles may lead to a loss or delay in the payment on loans we hold. Although we do not anticipate a material increase in the percentage of our commercial loans in foreclosure in relation to the total amount of our commercial loans, if foreclosures increase and if payments are delayed, we may not have enough cash on hand to pay our obligations when due.

          If existing underwriting standards insufficiently evaluate the risk of losses on receivables, it could lead to higher than anticipated losses.

      Except for commercial originations, our receivables have been originated by sellers and other non-institutional lenders. Therefore, the underwriting standards used to originate these receivables may have been less strict than the standards typically used by conventional institutional lenders. Metropolitan, uses a variety of procedures to evaluate receivables depending on the type of investment. While Metropolitan tries to minimize the risk of default and the risk of losses if there is a default, Metropolitan’s underwriting procedures may not be effective. If the underwriting standards used by Metropolitan incorrectly assess the risk of an investment, actual losses could be higher than we anticipate. During the fiscal years ended September 30, 2002, 2001 and 2000, approximately 6.1%, 13.7% and 8.8%, respectively, of the receivables purchased or originated were underwritten by Metropolitan.

          Real estate used as collateral on receivables may be inadequate to recover all amounts owed in the event of default, which could lead to losses.

      Most of the receivables we purchase or originate are secured by real estate to provide collateral if a borrower defaults on the borrower’s mortgage. Several factors influence whether the value of the real estate will be sufficient to cover the amount owed on the receivables, including changes in economic conditions, property values, zoning, land use, environmental laws and other legal restrictions, including changes in and restrictions on the timing and methods of foreclosure. If the market value of the real estate used as collateral is insufficient to cover any deficiency owed on a receivable, our business could be harmed.

          Falling interest rates could negatively affect our profitability.

      In the next 12 months, our gap analysis indicates a positive gap, meaning that our interest-sensitive assets are expected to reprice before our interest sensitive liabilities. In a falling interest rate environment, our net interest income will tend to decrease, which could have a negative impact on our profitability.

          If Metropolitan Investment Securities, Inc. is unable to continue selling our preferred stock and investment certificates, our business would be harmed.

      We rely entirely on the efforts of Metropolitan Investment Securities, Inc., our broker-dealer subsidiary, to sell our preferred stock and investment certificates. We do not maintain any other relationships for the sale of our preferred stock and investment certificates other than our relationships we have through MIS. If MIS is unable to sell, or is prevented from selling, our preferred stock and investment certificates, we may not be able to find a suitable replacement broker-dealer to sell our investment securities. If we are unable to continue selling our preferred stock and investment certificates, our business would be harmed.

          Higher than anticipated annuity termination rates may decrease earnings.

      Higher than anticipated termination rates of annuity contracts would tend to decrease the earnings of our insurance company subsidiaries because the insurance subsidiaries would have to immediately expense the unamortized deferred policy acquisition costs on those surrendered policies instead of continuing to amortize those costs over time. The rate at which annuity contracts terminate is affected by several factors, including changes in interest rates, competition and changes in tax and other regulations. The termination rates of annuity contracts were 9.7% for the nine months ended June 30, 2003 and 16.0%, 13.2% and 23.8% for the fiscal years ended September 30, 2002, 2001 and 2000.

          Real estate held for development may not be able to be sold profitably.

      We are engaged in the development of various real estate properties, including substantially undeveloped properties. It is possible that one or more of these properties will not be able to be sold at a price exceeding the carrying value of the property. Factors like local and national trends in commercial property values as well as local, state and national economic and regulatory trends may impact the potential sales price for these properties. Real estate held for development, which is primarily undeveloped, was approximately 1.8% of our total assets as of September 30, 2002.

          We may be negatively impacted by some of our equity investments.

      We invest in venture capital, joint ventures and other related equity investments. The market price and valuations of these investments may fluctuate due to market conditions and other conditions over which we have no control. If these equity investments decline in value, our earnings could be negatively affected. In addition, these investments may not have an active trading market and, as a result, we may not be able to easily sell these investments. Further, if the investments are sold, they may not be sold at favorable prices. Venture capital, joint ventures and other related equity investments were approximately 2.0% of our total assets as of September 30, 2002.

          We purchase some receivables that are not secured by tangible assets, which could lead to losses if borrowers default on those receivables.

      We purchase some receivables that are not secured by tangible assets, such as annuities, some of our lottery prizes, structured settlements or other investments. In these cases, we do not have a security interest in a specific asset. We rely instead on a promise to pay from an insurance company, a state government or other entity. If the payor does not keep its promise to pay and defaults, we will not have the benefit of a lien on any specific asset on which to foreclose to collect the receivable, which could lead to losses. Receivables that are not secured by tangible assets were approximately 14.5% of our total assets as of September 30, 2002.

          Environmental conditions and regulation of property we acquire may lead to losses.

      We acquire properties in the course of our business, some of which may contain hazardous waste or other toxic materials. Various federal, state and local environmental laws, ordinances and regulations hold the owner, operator or the previous owner of the property liable for the costs of removal or remediation of hazardous or toxic substances on, under, in or near the effected property. Historically, we have tried to avoid acquiring properties, or receivables secured by properties, of the types of properties that are likely to be contaminated. As a result of our current business, we could sustain significant losses due to environmental liability.

      In addition, the government can place a lien on environmentally contaminated property to guarantee that the clean up costs for that property are paid. In many states, these liens have priority over the existing mortgage on the property. We may be subject to these liens directly, or indirectly, if we own real property subject to these liens, or a loan we hold is securing the property, or we have a role in the day-to-day management of the facility or property. We perform environmental assessments to determine whether properties are contaminated when we deem it necessary. Even where they are performed, they may not insulate us from liability for an environmental condition. Our failure to obtain environmental assessments could increase the chance that we will acquire or make a loan on a property containing hazardous materials. If we are held liable for environmental clean-up costs, our business could be harmed.

          We may be adversely affected by competition and conflicts of interests with our affiliates.

      Several companies are affiliated with us through common control by C. Paul Sandifur, Jr. Various of our officers and directors are also employees of these affiliated companies. In addition, we provide services to affiliated companies, buy and sell receivables to and from affiliated companies and make loans to or borrow money from affiliated companies. These factors may lead to conflicts of interest such as how receivables are distributed among or between separate companies, how fees for services are established and charged, how intercompany sales and purchases of receivables are priced and the terms of any intercompany loans. Old Standard and Old West may compete with the affiliated companies for the sale of annuities. Also, we may compete with Metropolitan and Western Holding for the sale of securities. If these conflicts are not resolved in our favor, our performance could be adversely affected.

FORWARD LOOKING STATEMENTS

      This prospectus includes or incorporates by reference “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act including, in particular, the statements about our current expectations, plans, strategies, prospects and projections about future events. Although we believe that our statements reflected in or suggested by the forward looking statements are reasonable, these expectations, plans, strategies, prospects and projections about future events may not be achieved or actually occur. We have included important factors that could cause actual results to differ materially from the forward looking statements under the heading “Risk Factors” above and elsewhere in this prospectus, including under the headings “Business Overview— Factors Affecting Future Operating Results” and “—Regulation” in our Annual Report on Form 10-K for the year ended September 30, 2002, incorporated by reference into and attached to this prospectus. These forward looking statements are subject to and qualified by risks, uncertainties, and assumptions about Summit, including:

•	Our anticipated growth strategies;

•	Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate;

•	Future interest rate trends, movements and fluctuations;

•	Future expenditures for purchasing receivables; and

•	Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

USE OF PROCEEDS

      If all of the preferred stock we are offering is sold, we expect proceeds to total $50,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $202,000 and sales commissions will be a maximum of 6% of the offering proceeds. We may not be able to sell any or all of the preferred stock.

      In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of this preferred stock offering primarily for funding investments in receivables. Since we do not know the total amount of preferred stock that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering.

      To the extent internally generated funds are insufficient or unavailable, proceeds of this offering may be used for retiring maturing investment certificates and notes, preferred stock dividends and for general corporate purposes, including debt service and other general operating expenses. In addition to this preferred stock offering, we currently have an ongoing offering of up to $50,000,000 of our investment certificates. Approximately $16.4 million in principal amount of our debt securities will mature between October 1, 2003 and October 31, 2004 with interest rates ranging from 5.75% to 9.0% with a weighted average of approximately 7.84% per annum.

      We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above.

      In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

DESCRIPTION OF SECURITIES

Description of Capital Stock

      The authorized capital of Summit consists of:

•	2,000,000 shares of common stock, $10 par value; and

•	10,000,000 shares of preferred stock.

      Of the shares authorized, 10,000 shares of common stock, 43,417 shares of Series S preferred stock, 32,761 shares of Series R preferred stock, 7,551 shares of Series T preferred stock and 987,518 Series S-3 preferred stock were issued and outstanding as of September 30, 2002.

Description of Preferred Stock

      This offering consists of 2,000,000 shares of variable rate cumulative preferred stock, Series S-3. All of the outstanding shares of preferred stock and the shares of preferred stock we are offering in this prospectus, when issued and sold, will be validly issued, fully paid and nonassessable. The relative rights and preferences of the preferred stock have been fixed and determined by our board of directors and are contained in the statement of rights, designations and preferences of preferred stock applicable to each series, each duly approved by our board of directors.

      The following statements relating to the preferred stock are summaries of the material aspects of the preferred stock and are qualified in their entirety by reference to the statement of rights which is filed as an exhibit to the registration statement that includes this prospectus. The statement of rights is also available for inspection at the principal office of Summit. We encourage you to read the statement of rights as it, and not this prospectus, governs your rights under the preferred stock.

Dividends

      Dividends on the preferred stock are cumulative and are expected to be declared monthly, payable to shareholders of record as of the fifth calendar day of each month. Dividends will be paid in cash on the twentieth calendar day of each month in an amount equal to $25 per share multiplied by the dividend rate, divided by 12. The dividend rate will be a variable rate that is adjusted monthly as described below. Our board of directors has the ability, in its discretion from time to time, to authorize by resolution a higher dividend rate for the Series S-3 preferred stock. Our board of directors has authorized an additional annual dividend rate on the Series S-3 preferred stock of an additional      .     % annually. Our board of directors may reduce or eliminate this higher rate at any time in its sole discretion. In addition, the board of directors may authorize us to pay additional cash dividends on the preferred stock in excess of the rates described above in its discretion in order to maintain competitive yields on the preferred stock. If the board authorizes the payment of an excess dividend, it may discontinue the payment of the excess dividend at any time. To date, we have not paid any excess dividends in excess of the dividend rates described below on our Series S-3 preferred stock.

      The annual dividend rate will be the sum of (1) the highest of the three-month U.S. Treasury Bill rate, the ten-year constant maturity rate or the twenty-year, constant maturity rate, each as described below, plus (2) 0.50%. Our board of directors has authorized an additional annual dividend rate on the Series S-3 preferred stock of an additional      .     % annually, which is in addition to the above annual dividend rate. This additional dividend may be eliminated or reduced at any time by our board of directors. In all cases, the annual dividend rate, after applying any additional rate authorized by our board of directors, cannot be less than 6% nor more than 14% per annum.

      The three-month Treasury Bill rate for each dividend period is based on the weekly per annum market discount rate for three-month U.S. Treasury bills. The ten-year constant maturity rate for each dividend period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of ten years. The twenty-year constant maturity rate for each dividend period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of twenty years.

      Each of the above three rates shall be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board, the Federal Reserve Bank or any U.S. Government department or agency that we select, during the period of the 14 calendar days that begin 24 days prior to the first day of the dividend period for which the dividend rate on preferred stock is being determined.

      If any or all of these methods are unavailable, the statement of rights includes other methods to determine the dividend rate. If we determine in good faith that one or more of these rates cannot be determined for any dividend period, then the dividend rate for that period will be the higher of whichever of the rates that can be determined, plus 0.50%, divided by 12. If we determine in good faith that none of the rates can be determined for any dividend period, then the dividend rate in effect for the preceding dividend period will be continued for that dividend period. We will calculate the dividend rate for each monthly dividend period as promptly as practicable. We will enclose notice of the dividend rate with the mailed dividend payment check. In making the calculation, the three-month U.S. Treasury Bill rate, ten-year constant maturity rate and twenty-year constant maturity rate will each be rounded to the nearest five one-hundredths of a percentage point.

Restrictions on Dividends

      We may not declare or pay a dividend on the Series S-3 preferred stock unless the full cumulative dividend on all Series S-3 preferred stock, and any preferred stock that we may issue in the future ranking senior to the Series S-3 preferred stock, has been paid. We may not declare or pay a dividend on any share of Series S-3 preferred stock for any dividend period unless, at the same time, a like dividend is declared and paid on all shares of our preferred stock previously issued and outstanding and entitled to receive dividends, including preferred stock ranking junior to the Series S-3 shares. Dividends may only be paid from legally available funds.

      If any shares of Series S-3 preferred stock are outstanding and the full cumulative dividends on all previously outstanding Series S-3 preferred stock, including the preferred stock offered by this prospectus, have not been paid or declared and set apart for all past dividend periods, we may not:

•	declare, pay or set aside for payment any dividend on the Series S-3 shares, except as provided below;

•	declare or pay any other dividend on common stock or on any other stock ranking junior to or equally with the Series S-3 preferred stock as to dividends or upon liquidation; or

•	redeem, purchase or otherwise acquire common stock or any other of our stock ranking junior to or equally with Series S-3 preferred stock as to dividends or upon liquidation for any consideration, or pay or make available any funds for a sinking fund for the redemption of any shares of that stock, except by conversion into or exchange for our stock ranking junior to Series S-3 preferred stock as to dividends and upon liquidation.

      Notwithstanding the above, we may declare, pay or set aside payment for:

•	dividends made in shares of common stock;

•	dividends made in shares of any other stock ranking junior to Series S-3 preferred stock as to dividends and in liquidation; and

•	dividends where a like dividend is declared or paid on all shares of Series S-3 preferred stock then issued and outstanding and entitled to receive dividends.

      We may pay dividends ratably on the shares of Series S-3 preferred stock and shares of any of our stock ranking equally with the Series S-3 preferred stock with regard to the payment of dividends in accordance with the sums which would be payable on those shares if all dividends, including accumulations, if any, were declared and paid in full. As of the date of this prospectus, no dividends on any series of our preferred stock were in arrears. No interest will be paid for or on account of any unpaid dividends.

Liquidation Rights

      If any voluntary or involuntary liquidation, dissolution or winding up of Summit occurs, the Series S-3 preferred stock shareholders will be entitled to receive liquidating distributions in the amount of $25 per share plus declared and unpaid regular monthly dividends out of the assets of Summit available for distribution to shareholders before any distribution of assets is made to holders of common stock or any of our stock ranking, upon liquidation, junior to the Series S-3 preferred stock. The Series S-3 preferred stock is junior in liquidation rights to outstanding debt of Summit and the liabilities of Summit’s subsidiaries. As of June 30, 2003, our total consolidated liabilities ranking senior in liquidation preference to the Series S-3 preferred stock were approximately $184.5 million, excluding insurance company reserves. In addition, as of June 30, 2003, we had 896,580 shares combined of Series S preferred stock outstanding with a combined liquidation preference of approximately $25.3 million that ranks equally with the Series S-3 shares. There are no limitations on our ability to incur additional indebtedness or to issue additional shares of preferred stock, except with respect to the creation of any new series of preferred stock described below under the heading “—Voting Rights,” including preferred stock senior to the Series S-3 preferred stock.

      The statement of rights provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Summit’s property or assets to, or its consolidation or merger with, any other corporation will not be deemed to be a liquidation, dissolution or winding up of Summit. If the aggregate liquidation preference payable with respect to the Series S-3 preferred stock, and any other shares of stock of Summit ranking equally with the Series S-3 preferred stock with respect to the dividend, are not paid in full upon any voluntary or involuntary liquidation, dissolution or winding up of Summit, then the holders of the Series S-3 preferred stock and of these other shares will share ratably in any distribution of assets of Summit in proportion to the full respective preferential amounts they are entitled to receive. After payment of the full amount of the liquidating distribution they are entitled to receive, the preferred stock shareholders will not be entitled to any further participation in any distribution of assets by Summit.

Redemption of Shares

      General. If cumulative dividends on the Series S-3 preferred stock have not been paid in full, we may not purchase or acquire any shares of the Series S-3 preferred stock or any of our stock ranking equally with or junior to the Series S-3 preferred stock, except for a purchase or exchange offer made on the same terms to all holders of the Series S-3 preferred stock.

      On Call by Summit. Subject to regulatory restrictions affecting redemptions during an offering, the shares of Series S-3 preferred stock are redeemable, in whole or in part, only at the option of Summit at a redemption price of $25 per share plus declared and unpaid dividends to the date fixed for redemption. If fewer than all of the outstanding shares of preferred stock are redeemed, the number of shares redeemed will be determined by us. The shares to be redeemed will be determined pro rata, by lot or by any other method we, in our sole discretion, deem to be equitable. If the purchase of a Series S-3 share is not approved by the American Stock Exchange, we will redeem that share together with declared but unpaid dividends to the date fixed for redemption.

      Discretionary Redemption Upon Request of the Holder. Preferred Stock is not redeemable at the option of the holder. If, however, we receive an unsolicited written request for redemption of shares from any holder, we may, in our sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, consider redemption of these shares. Redemption requests, when received, are reviewed in the order received. Any shares tendered at the request of the holder, which we in our discretion allow for redemption, will be redeemed by Summit directly, and not from or through a broker/ dealer, at a price per share determined by our board of directors in its discretion.

      Our financial condition may not allow us to exercise our discretion to accept any request for redemption of preferred stock. We will not redeem any Series S-3 shares tendered for redemption:

•	if to do so would, in the opinion of Summit’s management, be unsafe or unsound in light of Summit’s financial condition, including its liquidity position;

•	if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or

•	if payment of any dividend on any stock of Summit ranking at least equally with the Series S-3 preferred stock is in arrears as to dividends.

      With limited exceptions, Summit has established a policy that all of our preferred shareholders, including holders of the preferred stock offered in this prospectus, must place their shares for sale on the trading list for 60 consecutive days before Summit will entertain a request for redemption.

Market for Preferred Stock

      The preferred stock is listed on the American Stock Exchange under the symbol “SGM.pr.” However, there has been no trading activity to date. The preferred stock was approved for trading on the AMEX on June 5, 2002. We believe that as we sell more shares and the number of persons holding our preferred stock increases, the chances of a more active trading market developing increases. However, we have no control over whether a market for our preferred stock develops and an active trading market may not develop. If an active market does develop, the trading price of the preferred stock in that market could trade below its initial issue price of $25.00 per share.

Voting Rights

      The preferred stock has no voting rights except as provided in the statements of rights, and except as required by Idaho law. Idaho law grants you voting rights with regard to amendments to our articles of incorporation that adversely affect our preferred stock holders. In order to make amendments to our articles of incorporation that adversely affect your rights as a preferred shareholder, we are required to get approval of 66 and  2/3% of the outstanding preferred shares entitled to vote.

      The statement of rights provides that holders of the Series S-3 preferred stock, together with the holders of Summit’s other outstanding preferred stock and any other preferred stock previously authorized, voting separately and as a single class, are entitled to elect a majority of the board of directors of Summit if dividends payable on any shares of preferred stock are in arrears in an amount equal to 24 or more full monthly dividends per share. This right will continue until all dividends in arrears have been paid in full.

      Further, we may not create a new class of preferred stock that is senior in preference to the Series S-3 preferred stock without the approval by the holders of at least two-thirds of the then outstanding Series S-3 preferred stock, voting together as a class. In addition, we may not create a new class of preferred stock that is equal in preference to the Series S-3 preferred stock without the approval by the holders of at least a majority of the then outstanding Series S-3 preferred stock, voting together as a class.

Transfer Agent and Registrar

      Computershare Investor Services, LLC acts as the transfer agent and registrar for the Series S-3 preferred stock.

Book-Entry Issuance

      General. The Depository Trust Company (“DTC”) will act as securities depository for the preferred stock. The preferred stock will be issued only as fully-registered securities registered in the name of Cede & Co., the DTC’s nominee. One or more fully-registered global preferred stock certificates, representing the total aggregate number of shares of the preferred stock, will be issued to and deposited with the DTC. The DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The DTC holds securities that its participants deposit with the DTC. The DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Participants in the DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. The DTC is owned by a number of its participants and by the New York Stock Exchange, the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a participant. The rules applicable to the DTC and its participants are on file with the Securities and Exchange Commission.

      Purchases of preferred stock under the DTC system must be made by or through participants, which will receive a credit for the preferred stock on the DTC’s records. The ownership interest of each actual purchaser, or beneficial owner, of each preferred share is in turn to be recorded on the participants’ and indirect participants’ records. Beneficial owners will not receive written confirmation from the DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participants or indirect participants through which the beneficial owners purchased preferred stock. Transfers of ownership interests in preferred stock are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in preferred stock, except in the event that use of the book-entry system for the preferred stock is discontinued.

      The DTC has no knowledge of the actual beneficial owners of the preferred stock. The DTC’s records reflect only the identity of the participants to whose accounts the preferred stock is credited, which may or may not be the beneficial owners. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

      So long as the DTC, or its nominee, is the registered owner or holder of a global preferred stock certificate, the DTC or its nominee, as the case may be, will be considered the sole owner or holder of the preferred stock represented thereby for all purposes. No beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the DTC’s applicable procedures.

      Conveyance of notices and other communications by the DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices, if applicable, in respect of any preferred stock held in book-entry form will be, sent to Cede & Co. If less than all of the preferred stock is being redeemed, the DTC will determine the amount of the interest of each participant to be redeemed in accordance with its procedures.

      Although voting with respect to the preferred stock is limited, in those cases where a vote is required, neither the DTC nor Cede & Co. will itself consent or vote with respect to the preferred stock. Under its usual procedures, the DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those participants to whose accounts the preferred stock is credited on the record date (identified in a listing attached to the omnibus proxy).

      Except as provided in this prospectus, a beneficial owner of an interest in a global security will not be entitled to receive physical delivery of the preferred stock represented thereby. Accordingly, each beneficial owner must rely on the procedures of the DTC to exercise any rights under the preferred stock.

      Although the DTC has agreed to these procedures in order to facilitate transfers of interests in global preferred stock among participants of the DTC, the DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the DTC or its participants or indirect participants under the rules and procedures governing the DTC. The DTC may discontinue providing its services as securities depository with respect to the preferred stock at any time by giving notice to us. If this occurs, and in the event that a successor securities depository is not obtained, preferred stock certificates are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through the DTC or a successor depository. In that event, if we do not make arrangements for an alternative book-entry system, certificates for the preferred stock will be printed and delivered. In each of the above circumstances, we will appoint a paying agent with respect to the preferred stock.

      The laws of some states may require that some persons take physical delivery in certificated form of specified securities, such as the preferred stock, that they own. Consequently, the ability to transfer beneficial interests in a global security to these persons will be limited to that extent. Because the DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and various banks, the ability of a person having beneficial interests in a global security to pledge their interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing their interests.

      Except as described below, owners of beneficial interests in the global preferred stock will not be entitled to have preferred stock registered in their names, will not receive or be entitled to receive physical delivery of preferred stock in certificated form and will not be considered the registered owners or holders thereof for any purpose.

      Exchange of Book-Entry Preferred Stock for Certificated Preferred Stock. A global security is exchangeable for preferred stock in registered certificated form only if:

•	The DTC notifies us that it is no longer willing or able to properly discharge its responsibilities with respect to the preferred stock or has ceased to be a “clearing agency” registered under the Exchange Act and we are unable to locate a qualified successor; or

•	we, in our sole discretion, elect to terminate the book-entry system through the DTC and do not make arrangements for an alternative book-entry system.

      How Payments Will be Made on the Preferred Stock. Dividends, other distributions and redemption proceeds, if any, on the preferred stock held in book-entry form will be made to the DTC in immediately available funds. The DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their holdings shown on the DTC’s records unless the DTC has reason to believe that it will not receive payments on the payment date. Payments by participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants and indirect participants and not of the DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends to the DTC is our responsibility, disbursement of the payments to participants is the responsibility of the DTC, and disbursement of the payments to the beneficial owners is the responsibility of participants and indirect participants.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe are reliable, but we take no responsibility for the accuracy of these statements.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

      The following discussion summarizes the material federal income tax consequences of dividends paid on the preferred stock and is based upon the Internal Revenue Code of 1986 (the “Code”), existing Treasury Department regulations, current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and notes and existing judicial decisions. Legislative or administrative changes or court decisions could be forthcoming that could significantly modify the statements in this discussion. Any of these changes may or may not be retroactive with respect to transactions effected prior to the date of the changes. We have not requested, and will not request, an opinion of counsel or a ruling from the IRS regarding any of the U.S. federal income tax consequences described below. As a result, the IRS could disagree with or challenge any of the conclusions contained in this prospectus.

      This discussion does not discuss all of the U.S. federal income tax considerations that may be relevant to you. You are urged to consult your own tax advisors regarding the application of U.S. federal income tax laws to your particular situation, as well as the laws of any state, local or foreign taxing jurisdiction.

      Dividends paid to you may or may not be taxable depending, in part, on the extent to which they are made out of our current or accumulated earnings and profits as calculated for federal income tax purposes. In any case, dividends paid may be eligible for the dividends received deduction if the preferred stock is held by corporations, as discussed below. To the extent, if any, that dividends we pay exceed our current and accumulated earnings and profits, these dividends will be treated first as a tax-free return of capital reducing your basis in the preferred stock, but not below zero, and, thereafter, as capital gains, or ordinary gains if the preferred stock is not held by you as a capital asset. If the dividends we pay you do not exceed our current and accumulated earnings and profits, those dividends will be taxable to you.

      We believe that all of the dividends on our outstanding preferred stock were tax free returns of capital for federal income tax purposes in calendar years 1999 and 2000 because the dividends we paid exceeded our current and accumulated earnings and profits, and all of the dividends were taxable for calendar year

2001 because the dividends did not exceed our current and accumulated earnings and profits. We are unable to predict the character of our dividends for future years because we are unable to predict our current and accumulated earnings and profits for future years. As required by the Code, will report annually to you regarding the tax character of the prior year’s dividends.

      Your individual tax circumstances are unique. In addition, some of the features of the preferred stock such as our right to call the preferred stock are common characteristics of debt obligations. Accordingly, you should consult your own tax advisor with respect to the income tax treatment of or any dividends paid on the preferred stock.

      Dividends paid on the preferred stock, whether deemed to be dividends, return of capital or capital gains for federal income tax purposes, will result in the same federal income tax consequences to us as other payments of dividends. These dividends are not deductible by us under current tax law. Additionally, dividends paid to foreign taxpayers are subject to special rules not discussed in this prospectus.

Tax-Exempt Plans

      Tax-exempt pension or profit sharing plans may be entitled to exclude dividends on the preferred stock from the calculation of unrelated business taxable income. These persons should consult their own tax advisors before investing in the preferred stock.

Corporate Holders

      In general, corporate holders of preferred stock are corporations which have held the preferred stock as described in the following paragraph. Generally, corporate holders of our preferred stock may exclude 70% of the dividends received on their preferred stock from income. This percentage may be increased to 80% if the corporate shareholder owns at least 20% of the stock of the issuer, as measured by voting power or fair market value.

      In order to qualify for the exclusion, with regard to any particular dividend, a corporate shareholder must have owned the preferred stock for at least 45 days during the 90-day period commencing 45 days prior to the ex-dividend date of the preferred stock. In some cases, this holding period may be increased. For purposes of the above exclusion, a corporation will not be deemed to hold the stock for any period during which that corporation has the option to sell the stock or is otherwise protected from this risk of loss regarding the stock.

      The dividends-received deduction will be reduced with respect to debt-financed portfolio stock. In general, any stock is portfolio stock unless the holder owns at least 50% of the stock of the issuing corporation. Portfolio stock is debt-financed if any indebtedness is directly attributable to the investment in the stock.

      The ability to exclude dividends with respect to the preferred stock depends, in addition to the foregoing, on the treatment of the preferred stock as debt for federal income tax purposes. Although we have not received an opinion of counsel, we believe that the preferred stock will be treated as stock, rather than debt, for federal income tax purposes.

PLAN OF DISTRIBUTION

      The Series S-3 preferred stock is being offered to the public on a continuous best efforts basis through MIS, which is a subsidiary of Summit. Accordingly, this offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the preferred stock. A commission in the maximum amount of 6% of the offering price will be paid by Summit on most preferred stock sales.

      Preferred stock is offered only for cash. MIS will transmit the funds it receives directly to Summit by noon of the next business day after receipt. During the fiscal year ended September 30, 2002, MIS received commissions of approximately $1.7 million from Summit on sales of approximately $30.1 million of Summit’s debt securities and approximately $1.4 million of Summit’s equity securities. During the nine months ended June 30, 2003, MIS received commissions of approximately $0.6 million from Summit on sales of approximately $21.0 million of Summit’s debt securities and approximately $0.8 million of Summit’s equity securities.

      The preferred stock will be marketed through MIS’s independent registered representative sales force. These registered representatives are located primarily in the Pacific Northwest. Sales are conducted primarily with existing customers of the registered representatives. However, some new account solicitation is conducted through tombstone announcements in newspapers throughout the U.S. Preferred stock may also be marketed by MIS to large institutional investors. The management of Summit does not participate in the marketing or sales of the preferred stock.

      MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Summit and MIS, NASD Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to render a recommendation regarding the pricing of the preferred stock offered through this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, LLC, an NASD member, stating that the offering price of the preferred stock is consistent with Roth’s recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Therefore, the price offered for the preferred stock will be no higher than Roth would have independently recommended. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the preferred stock offered in this prospectus, Roth will receive $85,000 in fees, plus reimbursement of expenses actually incurred in an amount not to exceed $15,000.

      Roth also acts as a qualified independent underwriter for our other securities offerings and securities offerings of our affiliates, for which Roth receives similar fees.

      We have agreed to indemnify Roth against, or make contributions with respect to liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 resulting from any misstatement made in this prospectus, except if such liability is a direct result of Roth’s negligence, bad faith or willful misfeasance.

      After completion of this offering, MIS may act as a market maker for the preferred stock, but is not required to do so. If MIS does make a market, MIS may stop making a market in the preferred stock at any time. This prospectus may be used by MIS in connection with offers and sales of the preferred stock in market-making transactions.

      Until the distribution of the preferred stock is completed, SEC rules may limit MIS from bidding for and purchasing the preferred stock. However, MIS may engage in transactions that stabilize the price of the preferred stock, like bids or purchases to peg, fix or maintain that price. MIS has advised us that, under Regulation M of the Securities Exchange Act of 1934, MIS may engage in these stabilizing transactions, which may have the effect of raising or maintaining the market price of our preferred stock or preventing or retarding a decline in the market price of our preferred stock. A stabilizing transaction is a bid for or the purchase of the preferred stock on behalf of MIS for the purpose of fixing or maintaining the price of the preferred stock. MIS has advised us that these transactions may be effected on the American Stock Exchange or otherwise. Neither we nor MIS make any representation that MIS will engage in these stabilizing transactions and these transactions, if begun, may be discontinued without notice. Neither we nor MIS make any representation or prediction as to the direction or magnitude of the effect that the stabilizing transactions, if commenced, may have on the market price of our preferred stock.

      MIS may enter into selected dealer agreements with and reallow to some dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of preferred stock sold by those dealers.

      Sales of preferred stock will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

LEGAL MATTERS

      The legality of the preferred stock being offered by this prospectus was passed upon for Summit by the law firm of Kutak Rock LLP, Denver, Colorado.

EXPERTS

      The consolidated financial statements and schedules of Summit Securities, Inc. at September 30, 2002 and 2001, and for the years then ended, appearing in Summit Securities, Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Summit Securities, Inc. as of September 30, 2000, incorporated in this Prospectus by reference to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C., at 450 Fifth Street, N.W., Washington, DC 20549 and at some of its regional offices which are located in the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Summit that file electronically with the SEC at the following Internet address: (http://www.sec.gov). The SEC’s telephone number is (800) SEC-0330.

      We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the preferred stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The following documents filed with the SEC are incorporated in this prospectus by reference:

Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 2002.

Quarterly Report on Form 10-Q of Summit for the fiscal quarter ended December 31, 2002.

Quarterly Report on Form 10-Q of Summit for the fiscal quarter ended March 31, 2003.

Quarterly Report on Form 10-Q of Summit for the fiscal quarter ended June 30, 2003.

Current Report on Form 8-K dated July 3, 2003.

Our Commission file number is 1-16177.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Summit will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Summit Securities, Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

Up to 2,000,000 Shares

of
Variable Rate Cumulative Preferred Stock, Series S-3

PROSPECTUS

               , 2003

Metropolitan Investment Securities, Inc.

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

SEC Registration Fee	$4,600
NASD Filing Fee	5,500
Independent Underwriter Fee and Expenses	100,000
Accounting Fees and Expenses(1)	20,000
Legal Fees and Disbursements(1)	40,000
Printing Expenses(1)	30,000
Miscellaneous Expenses(1)	1,900

Total Expenses	$202,000

(1)	Estimated

Item 15. Indemnification of Directors and Officers

      Summit has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Summit’s Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington State law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16. Exhibits

      (a) Exhibits

1.01	Selling Agreement between Summit Securities, Inc. and Metropolitan Investment Securities, Inc. (incorporated by reference to Exhibit 1.A.II. to Registration No. 333-19787, filed April 25, 1997).
1.02	Agreement to Act as “Qualified Independent Underwriter,” between Summit Securities, Inc., Metropolitan Investment Securities, Inc. and Roth Capital Partners, LLC with respect to the preferred stock to be registered.(1)
1.03	Form of Pricing Recommendation Letter of Roth Capital Partners, LLC with respect to the preferred stock to be registered.(1)
4.01	Statement of Rights Designations and Preferences of Series S-3 Preferred Stock (incorporated by reference to Exhibit 4(d) to Amendment No. 3 to Registration No. 333-19787, filed April 25, 1997).
5.01	Opinion of Kutak Rock LLP as to the validity of the preferred stock.(1)
10.01	Management, Receivable Acquisition and Servicing Agreement between Summit Securities, Inc. and Metropolitan Mortgage & Securities Co., Inc., dated September 9, 1994 (incorporated by reference to Exhibit 10(a) to Registration No. 33-57619, filed February 7, 1995).
10.02	Management, Receivable Acquisition and Underwriting Agreement between Old Standard Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc., dated January 1, 2001 (incorporated by reference to Exhibit 10.02 to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).

10.03	Management, Receivable Acquisition and Underwriting Agreement between Old West Annuity & Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc., dated January 1, 2001 (incorporated by reference to Exhibit 10.03 to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.04	Form of Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 1998).
10.05	Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.02 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.06	Amendment No. 1 to Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of May 11, 2001 (incorporated by reference to Exhibit 10.03 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.07	Servicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.04 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.08	Flow Subservicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of September 1, 2001 (incorporated by reference to Exhibit 10.05 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.09	Servicing Agreement between Old Standard Life Insurance Company and Metwest Mortgage Services, Inc. effective January 1, 2001.(1)
10.10	Servicing Agreement between Old West Annuity & Life Insurance Company and Metwest Mortgage Services, Inc. effective January 1, 2001.(1)
10.11	Master Property Development and Management Services Agreement between Summit Property Development, Inc. and Western United Life Assurance Company effective May 28, 2003.(1)
12.01	Statement of computation of ratio of earnings to fixed charges and preferred stock dividends.(1)
23.01	Consent of Ernst & Young LLP, Independent Auditors.(1)
23.02	Consent of PricewaterhouseCoopers LLP, Independent Accountants.(1)
23.03	Consent of Kutak Rock LLP (included in Exhibit 5.01).
24.01	The Power of Attorney, included on Page II-4 of the Registration Statement filed October 4, 2002, is incorporated herein by reference.

(1)	Previously filed.

Item 17. Undertakings

      (a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 29th day of September, 2003.

SUMMIT SECURITIES, INC.

/s/ Tom Turner

Tom Turner, President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ TOM TURNER Tom Turner		President and Director (Principal Executive Officer and Principal Financial Officer)	September 29, 2003

* Robert A. Ness		Principal Accounting Officer	September 29, 2003

* Philip Sandifur		Vice President and Director	September 29, 2003

* Gregory Strate		Secretary, Treasurer and Director	September 29, 2003

* James Hawkins		Director	September 29, 2003

Robert Potter		Director	September 29, 2003

*By:	/s/ TOM TURNER Tom Turner as attorney-in-fact

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